KW
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13013824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
405

SEC FILE NUMBER
8-68905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4546 Corporate Drive, Suite 100
(No. and Street)

West Des Moines (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Street, Suite 1300 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bill Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Financial Network, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
MARCIA SCOTT
Commission Number 770161
My Commission Expires
10-18-14

Bill Lowe
Signature

President
Title

Marcia Scott
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

SAMMONS FINANCIAL NETWORK, LLC
INDEX
DECEMBER 31, 2012

pwc

Independent Auditor's Report

To the Board of Directors of Sammons Financial Network, LLC

We have audited the accompanying financial statements of Sammons Financial Network, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sammons Financial Network LLC at December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a matter

As discussed in Note 3 to the financial statements, the Company has entered into significant related party transactions with Midland National Life Insurance Company and Sammons Retirement Solution, LLC.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	5,486,067
Receivable from funds		90,022
Receivable from affiliates		349,912
Prepaid expenses		41,743
Total assets	$	5,967,744
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	24,888
Commissions payable		43,595
Payable to affiliates		1,651,698
Total liabilities		1,720,181
Member's equity		4,247,563
Total liabilities and member's equity	$	5,967,744

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Distribution fees	$	2,135,592
Other		211,484
Total revenues		2,347,076
EXPENSES		
Employee compensation and benefits		6,227,397
Administrative fee		6,888,823
Commissions		1,444,767
Regulatory and licensing		61,196
Other		1,255,753
Total expenses		15,877,936
Net loss	$	(13,530,860)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Retained Deficit	Member's Contributions	Total
Balance at December 31, 2011	$ (3,271,577)	$ 7,050,000	$ 3,778,423
Net loss	(13,530,860)	-	(13,530,860)
Contribution from member	-	14,000,000	14,000,000
Balance at December 31, 2012	$ (16,802,437)	$ 21,050,000	$ 4,247,563

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES	
Net loss	$(13,530,860)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from funds	(90,022)
Increase in receivable from afffiliates	(339,912)
Increase in prepaids	(11,129)
Increase in acccounts payable and accrued expenses	24,888
Increase in commissions payable	43,595
Decrease in payable to affiliates	(515,623)
Net cash used in operating activities	(14,419,063)
FINANCING ACTIVITIES	
Contributions from members	14,000,000
Net increase in financing activities	14,000,000
Net increase in cash and cash equivalents	(419,063)
CASH AND CASH EQUIVALENTS	
Beginning of year	5,905,130
End of year	$ 5,486,067

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. as managing member.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the Company's designated self regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds and variable annuity products. The Company's primary business is to serve as a wholesaling firm in connection with the sale of Registered Products. The Company is registered in 52 states and/or territories with one branch office.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer.

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2013, which was the date this report was issued, and determined that there were no matters required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at commercial banks. The Company maintains its cash balances in several accounts with Wells Fargo and UMB Bank. The balances with the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The financial institutions are also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2012, the Company had cash balance of $5,214,143 with Wells Fargo and $271,923 with UMB Bank.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days.

Receivables and Prepaid Expenses

Receivables and prepaid expenses in the statement of financial condition include receivables due from affiliated entities, receivable from operations, and prepaid expenses. Prepaid expenses consist of prepaid licensing and registration fees associated with regulatory requirements.

Revenues and Expenses

Revenue from the sale of investment company shares are recorded on trade date in the accompanying statement of operations.

Other revenues in the statement of income include variable annuity distribution fees of $195,498 and interest income. The distribution fees from variable annuity products are recorded on trade date in the accompany statement of operations. The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits.

In the statement of operations, commission expenses are the amounts that are paid to other broker/dealers for commissions. Commission expense is recorded on trade date.

Other expenses in the statement of operations include various expenses such as consulting, rent, sponsorship, and other expenses incurred in the normal course of business.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of Sammons Securities, Inc. (SSI)

and does not file separate tax returns. SSI is included in the consolidated tax return of its ultimate parent company, Sammons Enterprises, Inc (SEI). However, in accordance with the method of tax allocation, the Company computes its provision for income taxes on a separate return basis as if it actually was filing separate tax returns. Notwithstanding the method of tax allocation used in these separate financial statements, the Company is not a party to the SEI tax-sharing agreement, and there is no expectation that the Company will receive cash for its taxes receivable or be expected to remit cash for its taxes payable. Accordingly, taxes receivable or payable will be recharacterized as dividends or capital contributions, respectively, in Member's Equity.

2. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on the cash balances, net capital, and net losses of the Company. Contributions are recognized when paid and included in the Statement of Changes in Member's Equity.

3. RELATED PARTY TRANSACTIONS

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from Midland National Life Insurance Company ("Midland"). Midland provides marketing, compliance, and sales assistance to the Company through several of its offices located in the United States of America. The administrative fees are allocated between the Company and other affiliates based on revenues, allocation of time spent, and other variables in accordance with a written agreement.

The statement of operations includes $6,227,397 of employee compensation and benefits, $6,888,823 of administrative fees, and $504,596 of other expenses paid to Midland. These expenses were off-set by $195,498 of variable annuity distribution fees. Included in payable to affiliate on the statement of financial condition at December 31, 2012 is $1,651,698 relating to these administrative fees.

Sammons Retirement Solutions, LLC ("SRS"), an affiliate through common ownership, pays a mutual fund commission allowance from the sales of the Company products. Included in the statement of operations is $1,972,871 from the sales of these products. Included in the receivable from affiliates on the statement of financial condition at December 31, 2012 is $349,912 relating to these mutual fund commission allowances.

The Company paid commissions of $194,599 in 2012 to Sammons Securities Company, LLC a registered broker dealer that is an affiliate through common ownership.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business.

Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

5. GUARANTEES AND INDEMNIFICATION

The Company enters into representations and warranties which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

6. INCOME TAXES

The significant components of income tax expense (benefit) are as follows:

Current	$ -
Deferred	(4,735,801)
Change in valuation allowance	4,735,801
Total income tax expense	$ -

Total income tax expense attributable to income before taxes differs from the amounts that would result from applying the U.S. Federal statutory income tax rate of 35% primarily due to the valuation allowance established for deferred tax assets not expected to be realized.

At statutory federal income tax rate	$ (4,735,801)
Change in valuation allowance	4,735,801
Total income tax expense	$ -

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and deferred income tax liabilities at December 31, 2012 are as follows:

Deferred income tax assets	
Capitalized start-up costs	$ 4,671
NOL carryforward	5,876,182
Gross deferred income tax assets	5,880,853
Valuation allowance	(5,880,853)
Net deferred income tax asset	$ -

If the Company determines that any of its deferred tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based upon a review of the Company's anticipated future taxable income and after considering all other available evidence, both positive and negative, the Company's management concluded that it isn't more likely than not that the gross deferred tax assets will be realized, and a valuation allowance has been established for the portion of the deferred tax asset that is not expected to be utilized on a separate return basis.

The Company has not established a liability for unrecognized tax benefits and does not expect this to change during the next twelve months. The Company recognizes interest and penalties as a component of tax expense. The company did not have any accrued interest or penalties at December 31, 2012.

The IRS concluded an examination of SEIs income tax returns for 2007 and 2008 during the year ended December 31, 2011. No material adjustments were recorded as a result of the examination.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 for a first year member. At December 31, 2012, the Company had net capital of $3,765,886 which was $3,550,864 in excess of its required net capital of $215,022. The Company's ratio of aggregate indebtedness to net capital was .46 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(1). The Company is a limited business (mutual fund and/or variable annuities only).

SUPPLEMENTAL SCHEDULES

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 **SCHEDULE I**

Net capital		
Total member's equity qualified for net capital		$ 4,247,563
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds		90,022
Receivable from affiliates		349,912
Prepaid expenses		41,743
Total nonallowable assets		481,677
Other deductions and/or charges		-
Net capital before haircuts		3,765,886
Haircuts		-
Net capital		$ 3,765,886
Aggregate indebtedness		$ 1,720,181
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (12.5% of aggregate indebtedness)	* (A)	$ 215,022
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		215,022
Excess net capital (net capital, less net capital requirement)		3,550,864
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 3,593,868
Ratio of aggregate indebtedness to net capital		.46 to 1

Note: Amounts noted (*) above differ from amounts included in the filed FOCUS as of December 31, 2012 as due to a limitation of the software used by FINRA the minimum net capital required per the electronic filing was computed using 6 2/3 of aggregate indebtedness (AI) as opposed to 12.5% of AI, which is the requirement for the first 12 months of operations.

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2012.

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 **SCHEDULE II**

The Company claims exemption under Section (k)(1) of Rule 15c3-3.

There are no material differences between the information above and the information included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2012.

pwc

To the Board of Directors of Sammons Financial Network, LLC:

In planning and performing our audit of the financial statements of Sammons Financial Network LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013